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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Element 21 Golf Company
(Name of Issuer)
Common Stock, par value $0.10
(Title of Class of Securities)
286186101
(CUSIP Number)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Vladimir Goryunov

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russia

	7	SOLE VOTING POWER:

NUMBER OF		41,176,659 *

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,176,659 *

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,176,659*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Consists of 17,647,200 shares and 23,529,459 shares of Common Stock that the reporting person has the right to acquire within sixty (60) days of June 15, 2007, respectively, upon the conversion of Series B Convertible Preferred Stock and the exercise of Warrants.

This Amendment (“Amendment No. 2”) is being filed to amend the Schedule 13D originally filed by the Reporting Person with the Commission on August 4, 2006 and Amendment No. 1 thereto filed on December 1, 2006 (together, the “Original Schedule 13D”). All terms used but not defined in this Amendment No. 2 are as defined in the Original Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents described in the Original Schedule 13D and incorporated by reference therein.
Item 1. Security and Issuer
This statement relates to the common stock, par value of $0.01 per share (the “Common Stock”), of Element 21 Golf Company (the “Company”). The principal executive offices of the Company are located at 200 Queen’s Quay E, Toronto, Ontario, M5A 4K9, Canada.
Item 2. Identity and Background
This statement is filed by Vladimir Goryunov, a private investor. The principal office of the Reporting Person is located at Alderstasse 31, Zurich 8008, Switzerland.
The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, could have subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibited or mandated activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person used personal funds for purposes of effecting investment transactions.
Item 4. Purpose of Transaction
The Reporting Person acquired the shares of Series B Convertible Preferred Stock and Warrants for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time. The Reporting Person does not, at the present time, have any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) The Reporting Person is deemed to beneficially own 41,176,659 shares of Common Stock, representing 17,647,200 shares and 23,529,459 shares of Common Stock that the Reporting Person has the right to acquire within sixty (60) days of June 15, 2007, respectively, upon the conversion of Series B Convertible Preferred Stock and the exercise of Warrants. The number of shares the Reporting Person beneficially owns represents approximately 26.64% percent of the outstanding shares of Common Stock, based upon 113,390,062 shares of Common Stock outstanding as of May 15, 2007 as disclosed in the Company’s Quarterly Report on Form 10-QSB for the period ended March 31, 2007. As described in the Original 13D, pursuant to a Subscription Agreement dated as of July 14, 2006 between the Company and the Reporting Person (the “2006 Subscription Agreement”), the Reporting Person purchased Preferred Stock and Warrants in two equal tranches, on July 31, 2006 and on November 30, 2006 as a result of which the Reporting Person held Series B Convertible Preferred Stock and Warrants representing, respectively, 11,764,800 shares and 17,647,059 shares of Common Stock which as of the date of filing of Amendment No. 1 represented approximately 20.75% of the Company’s outstanding Common Stock. As of May 15, 2007, the Company and the Reporting Person entered into a Subscription Agreement (the “2007 Subscription Agreement”) pursuant to which the Reporting Person was issued additional shares of Series B Convertible Preferred Stock and Warrants representing, respectively, 5,882,400 shares and 5,882,400 shares of Common Stock.
(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of these shares.
(c) The Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The 2006 and 2007 Subscription Agreements, the Warrants and the Amended and Restated Certificate of the Powers, Designations, Preferences And Rights of the Series B Convertible Preferred Stock provide the Reporting Person with certain preemptive rights, registration rights, dividend rights, liquidation preferences, class voting rights and dilution protection, among other things. The foregoing summary of the foregoing does not purport to be complete and is qualified in its entirety by reference to such agreements and documents which are incorporated by reference herein and in the Original Schedule 13D.
Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
1	Form of 2006 Subscription Agreement for Shares of Series B Convertible Preferred Stock and Warrants between the Company and Clearline Capital, LLC, incorporated by reference to Exhibit 10 of the Current Report on Form 8-K of Element 21 Golf Company filed on August 3, 2006.

2	Certificate of the Powers, Designations, Preferences and Rights of the Series B Convertible Preferred Stock, Par Value $0.10 Per Share, incorporated by reference to Exhibit 3(i) of the Current Report on Form 8-K of Element 21 Golf Company filed on August 3, 2006.

3	Form of Warrant for Purchase of 3,750,000 Shares of Common Stock dated July 31, 2006, incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of Element 21 Golf Company filed on August 3, 2006.

4	Form of Warrant for Purchase of 5,073,529 Shares of Common Stock dated July 31, 2006, incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K of Element 21 Golf Company filed on August 3, 2006.

5	Form of Addendum to Subscription Agreement dated as of October 31, 2006, incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K of Element 21 Golf Company filed on November 6, 2006.

6	Form of Warrant for Purchase of 3,750,000 Shares of Common Stock dated November 30, 2006, incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of Element 21 Golf Company filed on November 30, 2006.

Exhibit Number	Description
7	Form of Warrant for Purchase of 5,073,530 Shares of Common Stock dated November 30, 2006, incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K of Element 21 Golf Company filed on November 30, 2006.

8	Form of 2007 Subscription Agreement for Shares of Series B Convertible Preferred Stock and Warrants between the Company and Clearline Capital, LLC, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of Element 21 Golf Company filed on June 19, 2007.

9	Amended and Restated Certificate of the Powers, Designations, Preferences and Rights of the Series B Convertible Preferred Stock, Par Value $0.10 Per Share, incorporated by reference to Exhibit 3(ii) of the Current Report on Form 8-K of Element 21 Golf Company filed on June 19, 2007.

10	Form of Warrant for Purchase of 5,882,400 Shares of Common Stock dated June 11, 2007, incorporated by reference to Exhibit 4(ii) of the Current Report on Form 8-K of Element 21 Golf Company filed on June 19, 2007.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 19, 2007
/s/ Vladimir Goryunov